UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes a press release announcing the fact that SQM’s series B ADR began trading under a new ratio of 1 ordinary share to 1 ADR.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

For Immediate Release
SQM ADR BEGINS TRADING UNDER NEW RATIO

Santiago, Chile, March 31, 2008.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that its series B ADR has begun trading under the new 1:1 ratio of ordinary shares to ADRs. As announced earlier this month, by modifying the previous ratio of 10 ordinary shares to 1 ADR, the Company aims to improve liquidity and make its shares accessible to the broadest investment community. The Company’s underlying ordinary shares traded on the Santiago Stock Exchange are not affected by the change in ADR ratio.

The ratio change had the same effect as a ten-for-one share split and was reflected in SQM’s share price, which changed from its closing price of US$232.49 on Friday, March 28th to an opening price of US$23.50 today.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

For further information, contact:   Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: April 1, 2008